SCHEDULE 13D

                               (RULE 13D-101)

 Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
             Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                 Under the Securities Exchange Act of 1934
                             (Amendment No. )*

                            TRANSMONTAIGNE INC.
-------------------------------------------------------------------------------
                              (Name of Issuer)

                  Common Stock, par value $0.01 per share
-------------------------------------------------------------------------------
                       (Title of Class of Securities)

                                  89393410
                 -----------------------------------------
                               (CUSIP Number)

  Jeffrey A. Welikson, Esq.                       With a copy to:
          Secretary                              David Golay, Esq.
Lehman Brothers Holdings Inc.         Fried, Frank, Harris, Shriver & Jacobson
 399 Park Avenue, 11th Floor                     One New York Plaza
      New York, NY 10022                      New York, New York 10004
        (212) 526-0858                             (212) 859-8000

-------------------------------------------------------------------------------
        (Name, Address and Telephone Number of Persons Authorized to
                    Receive Notices and Communications)

                              October 17, 2003
-------------------------------------------------------------------------------
          (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

          Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                SCHEDULE 13D

CUSIP NO.  89393410                                     PAGE 2 OF 11 PAGES

--------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON                    Lehman Brothers Holdings Inc.
       S.S. OR I.R.S. IDENTIFICATION NO. OF        13-321632
       ABOVE PERSON

--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A                    (a)     [ ]
       GROUP                                                         (b)     [ ]
--------------------------------------------------------------------------------
3      SEC USE ONLY

--------------------------------------------------------------------------------
4      SOURCE OF FUNDS

                                 OO
--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEM 2(d) OR 2(e)                                         [ ]

--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

                                 DELAWARE
--------------------------------------------------------------------------------
   NUMBER OF     7    SOLE VOTING POWER
    SHARES
                      4,865,116 shares of Common Stock
                 ---------------------------------------------------------------
 BENEFICIALLY    8    SHARED VOTING POWER
   OWNED BY
                      -0-
                 ---------------------------------------------------------------
     EACH        9    SOLE DISPOSITIVE POWER
   REPORTING
                      4,865,116 shares of Common Stock
                 ---------------------------------------------------------------
    PERSON       10   SHARED DISPOSITIVE POWER
     WITH
                      -0-
--------------------------------------------------------------------------------
11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 4,865,116 shares of Common Stock
--------------------------------------------------------------------------------
12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                 CERTAIN SHARES                                              [ ]

--------------------------------------------------------------------------------
13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 10.7%
--------------------------------------------------------------------------------
14               TYPE OF REPORTING PERSON

                 HC/CO
--------------------------------------------------------------------------------

                                SCHEDULE 13D

CUSIP NO.  89393410                                     PAGE 3 OF 11 PAGES

--------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON                      Lehman Brothers Inc.
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE    13-2518466
       PERSON

--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A                    (a)     [ ]
       GROUP                                                         (b)     [ ]
--------------------------------------------------------------------------------
3      SEC USE ONLY

--------------------------------------------------------------------------------
4      SOURCE OF FUNDS

                                 OO
--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEM 2(d) OR 2(e)                                         [ ]

--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

                                 DELAWARE
--------------------------------------------------------------------------------
   NUMBER OF     7    SOLE VOTING POWER
    SHARES
                      4,865,116 shares of Common Stock
                 ---------------------------------------------------------------
 BENEFICIALLY    8    SHARED VOTING POWER
   OWNED BY
                      -0-
                 ---------------------------------------------------------------
     EACH        9    SOLE DISPOSITIVE POWER
   REPORTING
                      4,865,116 shares of Common Stock
                 ---------------------------------------------------------------
    PERSON       10   SHARED DISPOSITIVE POWER
     WITH
                      -0-
--------------------------------------------------------------------------------
11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 4,865,116 shares of Common Stock
--------------------------------------------------------------------------------
12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                 CERTAIN SHARES                                              [ ]

--------------------------------------------------------------------------------
13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 10.7%
--------------------------------------------------------------------------------
14               TYPE OF REPORTING PERSON

                    HC/CO
--------------------------------------------------------------------------------

                                SCHEDULE 13D

CUSIP NO.  89393410                                     PAGE 4 OF 11 PAGES

--------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON                      LB I Group Inc.
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE    13-2741778
       PERSON
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A                    (a)     [ ]
       GROUP                                                         (b)     [ ]
--------------------------------------------------------------------------------
3      SEC USE ONLY

--------------------------------------------------------------------------------
4      SOURCE OF FUNDS

                                 OO
--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEM 2(d) OR 2(e)                                         [ ]

--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

                                 DELAWARE
--------------------------------------------------------------------------------
   NUMBER OF     7    SOLE VOTING POWER
    SHARES
                      4,862,878 shares of Common Stock
                 ---------------------------------------------------------------
 BENEFICIALLY    8    SHARED VOTING POWER
   OWNED BY
                      -0-
                 ---------------------------------------------------------------
     EACH        9    SOLE DISPOSITIVE POWER
   REPORTING
                      4,862,878 shares of Common Stock
                 ---------------------------------------------------------------
    PERSON       10   SHARED DISPOSITIVE POWER
     WITH
                      -0-
--------------------------------------------------------------------------------
11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 4,862,878 shares of Common Stock
--------------------------------------------------------------------------------
12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                 CERTAIN SHARES                                              [ ]

--------------------------------------------------------------------------------
13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 10.7%
--------------------------------------------------------------------------------
14               TYPE OF REPORTING PERSON

                    HC/CO
--------------------------------------------------------------------------------

ITEM 1.   SECURITY AND ISSUER

          This statement relates to the Common Stock, par value $0.01 (the "Common Stock"), of TransMontaigne Inc., a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 370 Seventeenth Street, Suite 2750, Denver, Colorado 80202.

ITEM 2.   IDENTITY AND BACKGROUND

          This statement is filed on behalf of the following entities (the "Reporting Persons"):

          Lehman Brothers Holdings Inc., a Delaware corporation ("Holdings"), 745 Seventh Avenue
          New York, NY 10019

          Holdings is one of the leading global investment  banks,  serving
institutional,   corporate,  government  and  high  net-worth  clients  and customers. Holdings is the parent of Lehman Brothers Inc.

          Lehman Brothers Inc., a Delaware corporation ("LBI"),
          745 Seventh Avenue
          New York, NY 10019

          LBI,  a  broker-dealer   registered   under  Section  15  of  the
Securities Exchange Act of 1934, as amended, is a wholly owned subsidiary of Holdings and is the parent of LB I Group Inc.

          LB I Group Inc., a Delaware corporation ("LB I Group"),
          745 Seventh Avenue
          New York, NY 10019

          LB I Group is a wholly owned subsidiary of Lehman.

          The names, residence or business addresses, citizenships and present principal occupations or employment of the senior executive officers and directors of the Reporting Persons are set forth in Appendix A hereto.

          Neither the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons listed in Appendix A hereto have during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) except as set forth in Appendix B attached hereto and incorporated herein by reference has been party to a civil proceeding of a judicial or administrative body of a competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE OF FUNDS OR OTHER CONSIDERATION

          See Item 4 below.

ITEM 4.   PURPOSE OF TRANSACTION

          On October 9, 2003, LB I Group entered into a Stock Purchase Agreement (the "Purchase Agreement") with First Reserve Fund VII, Limited Partnership, a Delaware limited partnership, and First Reserve Fund VIII, L.P., a Delaware limited partnership (together, the "Sellers"), pursuant to which LB I Group acquired from the Sellers 32,095 shares of the Company's Series B Convertible Preferred Stock, par value $0.01 per share (the "Preferred Stock") for $920.00 per Share, plus the cash amount of dividends on each Share that were accrued (whether or not declared), for an aggregate purchase price of $29,575,542.50, in accordance with the terms of and conditions to the Purchase Agreement. The source of such funds was the working capital of LB I Group. As of October 9, 2003, the Shares were convertible into 4,862,878 shares of Common Stock at a conversion price of $6.60 per share of Common Stock.

          In connection with the Purchase Agreement, Ben A. Guill, one of designees of the Sellers serving as a member of the board of directors of the Company (the "Board"), resigned as a member of the Board, and David J. Butters, LB I Group's designee, was elected by the Board to serve as a member of the Board until his successor is duly elected and qualified.

          Furthermore, pursuant to a letter agreement (the "Letter Agreement"), dated October 9, 2003, from the Company to LB I Group, the Company agreed to nominate Mr. Butters to stand for re-election to the Board at the Company's 2003 annual meeting of stockholders. In the Letter Agreement, the Company further agreed to include Mr. Butters, or such other designee of LB I Group as LB I Group may determine, on the slate of directors recommended by the Company, and to oppose any proposal to remove such designee, at each meeting of stockholders at which the election or removal of directors is on the agenda. The Letter Agreement further provides that the Company's obligations thereunder will cease when LB I Group no longer beneficially owns at least 5% of the Company's outstanding common stock (including outstanding common equivalents) (the "Board Termination Event"). The Letter Agreement also provides that, upon the occurrence of the Board Termination Event, LB I Group's right to designate a member of the Board and the Company's obligations with respect thereto shall cease and LB I Group will cause such designee to resign from the Board.

          The Shares were purchased to acquire an equity interest in the Company in pursuit of specified investment objectives of the Reporting Persons. The Reporting Persons intend to continually evaluate the Company's business, prospects, financial condition, the market for the Shares, other opportunities available to the Reporting Persons, general economic conditions, money and stock market conditions and other factors and future developments that the Reporting Persons may deem relevant from time to time. Depending on such factors, the Reporting Persons may decide to acquire additional securities of the Company or sell all or part of the Shares. Any such acquisition or disposition may be effected through open market or privately negotiated transactions, or otherwise.

          The foregoing description of the Stock Purchase Agreement and the Letter Agreement is not intended to be complete and is qualified in its entirety by the complete text of such agreements which are incorporated herein by reference. The Stock Purchase Agreement is filed as Exhibit 1 hereto and the Letter Agreement is filed as Exhibit 2 hereto.

          Except as set forth above, none of the Reporting Persons nor, to the knowledge of any Reporting Person, any person identified in Appendix A, has any plans or proposals which relate to or would result in the types of transactions set forth in subparagraphs (a) through (j) of Item 4 of
Schedule 13D.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

          (a) According to the Company's preliminary proxy statement (the "Preliminary Proxy Statement") filed with the Securities and Exchange Commission on October 3, 2003, there were 40,681,030 outstanding shares of Common Stock as of September 22, 2003, the record date for the determination of stockholders entitled to vote at the Company's 2003 annual meeting of stockholders. As a result of the transactions consummated pursuant to the Purchase Agreement, LBI and Holdings became the indirect owners of the Shares and LB I Group became the direct beneficial owner of the Shares. In addition, LBI had been the direct beneficial owner, and Holdings had been the indirect beneficial owner, of 2,238 shares of Common Stock. Accordingly, the percentage of the shares of Common Stock beneficially owned by each Reporting Person is indicated in Item 13 of the cover page relating to such Reporting Person. In addition, based upon the number of outstanding shares of Preferred Stock reported in the Preliminary Proxy Statement, the Shares represent 44.0% of the outstanding shares of Preferred Stock.

          Furthermore, the holders of record of shares of Preferred Stock vote together with the holders of record of shares of Common Stock and the holders of record of shares of the Company's Series A Preferred Stock as a single class on all actions to be voted on by the stockholders of the Company, other than the election of directors.

          To the best knowledge of the Reporting Persons, none of the persons listed on Appendix A (i) beneficially owns any Common Stock (other than in his capacity as an executive officer or director of such corporations) or (ii) has the right to acquire any Common Stock.

          (b) Each Reporting Person has sole power to vote and dispose of all of the shares of Common Stock which such Reporting Person beneficially owns.

          To the best knowledge of the Reporting Persons, none of their respective executive officers or directors has the power to vote or to direct the vote or to dispose or to direct the disposition of the Common Stock beneficially owned by such corporations (other than in his or her capacity as an executive officer or director of such corporations).

          (c) Holdings and its affiliates in the ordinary course of business as broker dealers may have purchased and sold shares of Common Stock on behalf of their customers.

          (d) Neither the Reporting Persons nor, to the best knowledge of the Reporting Persons, any person listed in Appendix A hereto know of any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock beneficially owned by the Reporting Persons, other than customers of LBI over whose shares LBI may have investment discretion.

          (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

          In connection with the Purchase Agreement, LB I Group became a party to the Company's Amended and Restated Preferred Stock Investor Registration Rights Agreement, dated as of June 27, 2002 (the "Registration Rights Agreement"), the Company's Stockholders' Agreement, dated June 27, 2002 (the "Stockholders' Agreement") and the Company's Preferred Stock Recapitalization Agreement, dated June 27, 2002 (the "Recapitalization Agreement").

          Under the Registration Rights Agreement, LB I Group obtained certain piggyback and demand registration and other rights pursuant to which LB I Group may cause the Company to register any of its shares of Common Stock issued upon conversion of the Shares under the Securities Act of 1933, as amended, subject to the terms of and conditions to the Registration Rights Agreement. Under the Registration Rights Agreement, any one or more Preferred Stock Investor Holders (as defined therein) holding Registrable Securities (as defined therein) representing five percent (5%) or more in the aggregate of the then outstanding Common Stock (assuming conversion or exercise of all Common Stock Equivalents (as defined therein) held by the Preferred Stock Investor Holders into Registrable Securities at the then conversion price or exercise price) may request four (4) demand registrations, subject to the terms and conditions therein.

          Under the Stockholders' Agreement, subject to the terms and conditions therein, in the event that any Key Senior Executive (as defined therein) proposes to transfer any shares of Common Stock in excess of the amounts and during the time periods specified therein (other than pursuant to a transaction open to all holders of Common Stock) to any person, as a condition to such transfer, such Key Senior Executive is required to cause the buyer to offer to purchase from each Investor (as defined therein), at each such Investor's option, up to that number of shares determined in accordance with the terms therein on the same terms and conditions as are applicable to the transferor's shares.

          The Stockholders' Agreement also provides that, subject to the terms and conditions therein, so long as at least 50% (on an individual or aggregate basis) of the shares of Common Stock beneficially owned by the Investors or their affiliates as of the date thereof remain beneficially owned by such Investors (as defined therein) or such affiliates during the five year period beginning on the date thereof and ending on the fifth anniversary of such date, each Key Senior Executive agrees not to transfer, in any transaction or series of transactions during such period, that number of shares of Common Stock that represents in excess of thirty five percent (35%) of the aggregate number of shares of Common Stock (calculated by treating all options held by such Key Senior Executive to purchase shares of Common Stock as exercised) held by such Key Senior Executive as of June 30, 2002, and shares acquired subsequent to such date, as adjusted to reflect any stock split, stock dividend, recapitalization or similar event after June 30, 2002 (other than in compliance with terms thereof or in a transaction open to all holders of Common Stock).

          In connection with the Purchase Agreement, the requisite number of Investors (as defined therein) and the Company agreed that so long as the Shares are beneficially owned by LB I Group, the Shares shall be treated as though they continued to be beneficially owned by the original Investors (as defined therein).

          Under the Recapitalization Agreement, subject to the terms and conditions therein, the Company agreed to comply with certain covenants, including certain affirmative covenants that require the Company to, and to cause each of its subsidiaries to, maintain its corporate existence and tangible assets in good repair, comply with all applicable laws, promptly pay its taxes and keep adequate insurance, each as therein provided. The Recapitalization Agreement also provided that, subject to the terms and conditions therein, the Investors (as defined therein) would receive certain financial information of the Company as well as certain inspection rights and the right to communicate with the senior management and the accountants of the Company, each as therein provided. The Recapitalization Agreement also included certain negative covenants that, subject to the terms and conditions therein, prohibit the Company from (a) issuing any shares or class or series of equity or equity-linked security, which is senior to, or pari passu with, the Preferred Stock as to dividend payments or amounts payable in the event of liquidation or winding-up of the Company other than any additional shares of Series A Preferred Stock issued as dividends on the Series A Preferred Stock and any additional shares of Preferred Stock issued as dividends on the Preferred Stock, (b) except as provided therein, redeeming, repurchasing or otherwise acquiring, either directly or indirectly through any of its subsidiaries, any shares of capital stock of the Company, or any other rights or options to subscribe for or purchase any capital stock of the Company and (c) permitting the par value or the determined or stated value of any shares of Common Stock receivable upon the conversion of the shares of Preferred Stock acquired pursuant to the Recapitalization Agreement (or other recapitalization agreements between the Company and other Investors (as defined therein)) to exceed the amount payable therefor upon such conversion.

          In connection with the Purchase Agreement, David J. Butters became a director of the Company. See Item 4 above.

          The foregoing description of the Registration Rights Agreement, the Stockholders' Agreement and the Recapitalization Agreement is not intended to be complete and is qualified in its entirety by the complete text of such agreements which are incorporated herein by reference. The
Registration Rights Agreement is filed as Exhibit 3 hereto, the Stockholders' Agreement is filed as Exhibit 4 hereto and the Recapitalization Agreement is filed as Exhibit 5 hereto.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

     1. Stock Purchase Agreement, dated as of October 9, 2003, by and among the Sellers on one hand, and LBI on the other hand.

     2. Letter Agreement, dated as of October 9, 2003, from the Company to LBI.

     3. The Company's Amended and Restated Preferred Stock Investor Registration Rights Agreement, dated as of June 27, 2002 (incorporated by reference to Exhibit 99.5 of the Company's Current Report on Form 8-K filed on July 15, 2002).

     4.   The  Company's  Stockholders'  Agreement,  dated  June  27,  2002
          (incorporated by reference to Exhibit 99.8 of The Company's Current Report on Form 8-K filed on July 15, 2002).

     5. The Company's Recapitalization Agreement, dated June 27, 2002 (incorporated by reference to Exhibit 99.3 of The Company's Current Report on Form 8-K filed on July 15, 2002).

                                 SIGNATURES

     After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  October 17, 2003

                                          LEHMAN BROTHERS HOLDINGS INC.

                                          By: /s/  Barrett S. DiPaolo
                                              -------------------------------
                                              Name: Barrett S. DiPaolo
                                              Title:  Senior Vice President


                                          LEHMAN BROTHERS INC.


                                          By: /s/  Barrett S. DiPaolo
                                              -------------------------------
                                              Name:  Barrett S. DiPaolo
                                              Title:  Senior Vice President


                                          LB I GROUP INC.


                                          By:  /s/  Barrett S. DiPaolo
                                              -------------------------------
                                               Name:  Barrett S. DiPaolo
                                               Title: Senior Vice President

                                 APPENDIX A

                       LEHMAN BROTHERS HOLDINGS INC.

                             BOARD OF DIRECTORS

NAME / TITLE                                      BUSINESS ADDRESS
------------                                      ----------------

MICHAEL L. AINSLIE                                Lehman Brothers Holdings Inc.
Private Investor and former President and         745 Seventh Avenue
Chief Executive Officer of Sotheby's Holdings     New York, New York 10019

JOHN F. AKERS                                     Lehman Brothers Holdings Inc.
Retired Chairman of                               745 Seventh Avenue
International Business Machines                   New York, New York 10019
Corporation

ROGER S. BERLIND                                  Lehman Brothers Holdings Inc.
Theatrical Producer                               745 Seventh Avenue
                                                  New York, New York 10019

THOMAS H. CRUIKSHANK                              Lehman Brothers Holdings Inc.
Retired Chairman and Chief                        745 Seventh Avenue
Executive Officer of Halliburton Company          New York, New York 10019

RICHARD S. FULD, JR.                              Lehman Brothers Holdings Inc.
Chairman and Chief Executive                      745 Seventh Avenue
Officer of                                        New York, New York 10019
Lehman Brothers Holdings Inc.

HENRY KAUFMAN                                     Lehman Brothers Holdings Inc.
President of Henry Kaufman & Company, Inc.        745 Seventh Avenue
                                                  New York, New York 10019

JOHN D. MACOMBER                                  Lehman Brothers Holdings Inc.
Principal of JDM Investment Group                 745 Seventh Avenue
                                                  New York, New York 10019
DINA MERRILL                                      Lehman Brothers Holdings Inc.
Director and Vice                                 745 Seventh Avenue
Chairman of RKO Pictures, Inc. and Actress        New York, New York 10019

SIR CHRISTOPHER GENT                              Lehman Brothers Holdings Inc.
Former Chief Executive Officer                    745 Seventh Avenue
of Vodafone Plc                                   New York, New York 10019

All of the above individuals are citizens of the United States, except for Sir Christopher Gent, who is a citizen of the United Kingdom.

                       LEHMAN BROTHERS HOLDINGS INC.

                             EXECUTIVE OFFICERS

NAME / TITLE                                      BUSINESS ADDRESS
------------                                      ----------------

RICHARD S. FULD, JR.                              Lehman Brothers Holdings Inc.
Chairman and Chief Executive Officer              745 Seventh Avenue
of Lehman Brothers Holdings Inc.                  New York, New York 10019
DAVID GOLDFARB                                    Lehman Brothers Holdings Inc.
Chief Financial Officer                           745 Seventh Avenue
                                                  New York, New York 10019

JOSEPH M. GREGORY                                 Lehman Brothers Holdings Inc.
Chief Administrative Officer                      745 Seventh Avenue
                                                  New York, New York 10019

JONATHAN E. BEYMAN                                Lehman Brothers Holdings Inc.
Chief of Operations and Technology                745 Seventh Avenue
                                                  New York, New York 10019
THOMAS A. RUSSO                                   Lehman Brothers Holdings Inc.
Chief Legal Officer                               745 Seventh Avenue
                                                  New York, New York 10019

BRADLEY H. JACK                                   Lehman Brothers Holdings Inc.
Head of Investment Banking                        745 Seventh Avenue
Division                                          New York, New York 10019

All of the above individuals are citizens of the United States.

                            LEHMAN BROTHERS INC.

                             BOARD OF DIRECTORS

NAME / TITLE                                      BUSINESS ADDRESS
------------                                      ----------------

HOWARD L. CLARK, JR.                              Lehman Brothers Holdings Inc.
Vice Chairman                                     745 Seventh Avenue
                                                  New York, New York 10019

THOMAS H. CRUIKSHANK                              Lehman Brothers Holdings Inc.
Retired Chairman and Chief                        745 Seventh Avenue
Executive Officer of                              New York, New York 10019
Halliburton Company

FREDERICK FRANK                                   Lehman Brothers Holdings Inc.
Vice Chairman                                     745 Seventh Avenue
                                                  New York, New York 10019

RICHARD S. FULD, JR.                              Lehman Brothers Holdings Inc.
Chairman and Chief Executive                      745 Seventh Avenue
Officer of Lehman Brothers                        New York, New York 10019
Holdings Inc.

HARVEY M. KRUEGER                                 Lehman Brothers Holdings Inc.
Vice Chairman                                     745 Seventh Avenue
                                                  New York, New York 10019

SHERMAN R. LEWIS, JR.                             Lehman Brothers Holdings Inc.
Vice Chairman                                     745 Seventh Avenue
                                                  New York, New York 10019

All of the above individuals are citizens of the United States

                            LEHMAN BROTHERS INC.

                             EXECUTIVE OFFICERS

NAME / TITLE                                      BUSINESS ADDRESS
------------                                      ----------------

RICHARD S. FULD, JR.                              Lehman Brothers Holdings Inc.
Chairman and Chief Executive Officer              745 Seventh Avenue
                                                  New York, New York 10019
DAVID GOLDFARB                                    Lehman Brothers Holdings Inc.
Chief Financial Officer                           745 Seventh Avenue
                                                  New York, New York 10019

JOSEPH M. GREGORY                                 Lehman Brothers Holdings Inc.
Chief Operating Officer                           745 Seventh Avenue
                                                  New York, New York 10019

BRADLEY H. JACK                                   Lehman Brothers Holdings Inc.
Chief Operating Officer                           745 Seventh Avenue
                                                  New York, New York 10019

THOMAS A. RUSSO                                   Lehman Brothers Holdings Inc.
Chief Legal Officer                               745 Seventh Avenue
                                                  New York, New York 10019

All of the above individuals are citizens of the United States.

                              LB I GROUP INC.

                             BOARD OF DIRECTORS

NAME / TITLE                                      BUSINESS ADDRESS
------------                                      ----------------

DAVID GOLDFARB                                    Lehman Brothers Holdings Inc.
Director                                          745 Seventh Avenue
                                                  New York, New York 10019

ROCCO F. ANDRIOLA                                 Lehman Brothers Holdings Inc.
Director                                          745 Seventh Avenue
                                                  New York, New York 10019

All of the above individuals are citizens of the United States.

                              LB I GROUP INC.

                             EXECUTIVE OFFICERS

NAME / TITLE                                      BUSINESS ADDRESS
------------                                      ----------------

DEXTER E SENFT                                    Lehman Brothers Holdings Inc.
Managing Director                                 745 Seventh Avenue
                                                  New York, New York 10019

MICHAEL I BRILL                                   Lehman Brothers Holdings Inc.
Senior Vice President                             745 Seventh Avenue
                                                  New York, New York 10019

MICHAEL J KONIGSBERG                              Lehman Brothers Holdings Inc.
Senior Vice President                             745 Seventh Avenue
                                                  New York, New York 10019

EDWARD B MCGEOUGH                                 Lehman Brothers Holdings Inc.
Senior Vice President                             745 Seventh Avenue
                                                  New York, New York 10019

BRIAN P WADE                                      Lehman Brothers Holdings Inc.
Senior Vice President                             745 Seventh Avenue
                                                  New York, New York 10019

JARETT WAIT                                       Lehman Brothers Holdings Inc.
Senior Vice President                             745 Seventh Avenue
                                                  New York, New York 10019

ALAN WASHKOWITZ                                   Lehman Brothers Holdings Inc.
Senior Vice President                             745 Seventh Avenue
                                                  New York, New York 10019

JEFFREY S WECKER                                  Lehman Brothers Holdings Inc.
Senior Vice President                             745 Seventh Avenue
                                                  New York, New York 10019

All of the above individuals are citizens of the United States.

                                 APPENDIX B

     Lehman and its affiliates have been involved in a number of civil proceedings which concern matters arising in connection with the conduct of their businesses. Certain of such proceedings have resulted in findings of violation of federal or state securities laws. Each of these proceedings was settled by Lehman or its affiliate consenting to the entry of an order without admitting or denying the allegations in the complaint. All of such proceedings are reported and summarized in the Schedule D to Lehman's Form BD filed with the Securities and Exchange Commission, which descriptions are hereby incorporated by reference.